                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 7)(1)

                              Synergy Brands, Inc.

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                                (Name of Issuer)

                          Common Stock, $.001 per share

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                         (Title of Class of Securities)

                                    87159E303

                  --------------------------------------------
                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                              (Tel.) (941) 263-8860

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 19, 2002

                  --------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 6 pages

----------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87159E303                 13D                   Page 2 of 6 Pages


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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Lloyd I. Miller, III                                          ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     PF-OO**
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States

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               7    SOLE VOTING POWER

  NUMBER OF

                    1,000,730***

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          696,284***
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

                    1,000,730***

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    696,284***

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,697,014

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     30.9%

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14   TYPE OF REPORTING PERSON*


     IN-IA-OO**
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3 IN THE ORIGINAL SCHEDULE 13D.

***SEE RESPONSE TO ITEM 5, HEREIN.

AMENDMENT NO. 7 TO THE ORIGINAL REPORT ON SCHEDULE 13D

           Introduction

         This constitutes Amendment No. 7 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), dated September 26, 2001 (the "Statement"), relating to the Common Stock, par value $0.001 (the "Shares") of Synergy Brands, Inc. (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747.

         Item 4. Is hereby amended and restated as follows:

         Item 4. Purpose of the Transaction

         Miller considers his beneficial ownership reported herein of the 1,697,014 Shares as an investment in the ordinary course of business. From time to time, Miller may acquire additional securities of the Company or dispose of all or some of the securities of the Company which he beneficially owns. Miller is party to a letter agreement between Miller and the chairman of the board of directors of the Company, Mair Faibish ("Faibish"), dated as of September 18, 2001 (the "Letter Agreement"). The Letter Agreement provides, among other things, that (i) subject to certain qualification, Faibish shall use reasonable efforts to nominate one individual designated by Miller for election to the board of directors of the Company, and (ii) Miller has the right, upon request, to receive consulting fees not to exceed $10,000.00 from the Company. Miller may have plans or proposals that relate to a change in the present board of dirctors of the Company, pursuant to the aforementioned Letter Agreement. The Letter Agreement is attached to the Statement as Exhibit 99.5 and is hereby incorporated by reference. The purpose of this Amendment is to report that since the filing of Amendment No. 6 to the Statement on August 9, 2002, Miller purchased additional shares and a material change occurred in the percentage of Shares beneficially owned by Miller.

       Item 5. Is hereby amended and restated as follows:

       Item 5. Interest in Securities of the Issuer

       (a) Miller is deemed to beneficially own 1,697,014 Shares (which is 30.9% of the outstanding Shares, based on (i) 5,397,484 outstanding Shares pursuant to the Company's Form 10Q filed on November 19, 2002, and (ii) 100,000 Shares which Miller does not actually own, but has a right to purchase with respect to certain warrants Miller beneficially owns). As of the date hereof, 470,476 of such beneficially owned Shares are owned of record by Trust A-4; 63,808 of such beneficially owned Shares are owned of record by Trust C; 300,000 of such beneficially owned Shares are owned of record by Milfam I, L.P. (including warrants to purchase 60,000 Shares); 143,600 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 557,130 of such beneficially owned Shares are owned of record by Miller directly (including warrants to purchase 20,000 Shares); and 162,000 of such beneficially owned Shares are owned of record by Dail Miller (including warrants to purchase 20,000 Shares).

       (b) Miller has or may be deemed to have shared voting power and shared dispositive power for all such Shares held of record by Trust A-4,Trust C and Dail Miller. Miller has or may be deemed to have sole voting power and sole dispositive power for all such Shares held of record by Milfam I, L.P., Milfam II, L.P., and Miller directly.

         (c) The table below details the purchases of Shares effected by Miller in the past 60 days.

                                   TRUST A-4


            Date of Transaction                       Number of Shares Purchased                       Price Per Share
            -------------------                       --------------------------                       ---------------
             December 26, 2002                                  3,600                                       $0.63
             December 23, 2002                                    700                                       $0.63
             December 20, 2002                                  4,600                                       $0.636522
             December 18, 2002                                    800                                       $0.63
             December 17, 2002                                 12,510                                       $0.63
             December 16, 2002                                  2,200                                       $0.63
             December 9, 2002                                   1,100                                       $0.63
             December 4, 2002                                   9,800                                       $0.63
             December 3, 2002                                   2,780                                       $0.66
             November 27, 2002                                    500                                       $0.66
             November 26, 2002                                  2,500                                       $0.66
             November 25, 2002                                  5,000                                       $0.66

                              LLOYD I. MILLER, III


            Date of Transaction                       Number of Shares Purchased                       Price Per Share
            -------------------                       --------------------------                       ---------------
             December 24, 2002                                  2,100                                       $0.63
              December 5, 2002                                  1,000                                       $0.63

                                    TRUST C


            Date of Transaction                       Number of Shares Purchased                       Price Per Share
            -------------------                       --------------------------                       ---------------
             December 19, 2002                                  16,800                                      $0.63

                                MILFAM II, L.P.


            Date of Transaction                       Number of Shares Purchased                       Price Per Share
            -------------------                       --------------------------                       ---------------
              December 2, 2002                                  7,000                                       $0.66

       (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2002

                                                     /s/ Lloyd  I. Miller, III
                                                  ------------------------------
                                                         Lloyd I. Miller, III